                                                                    EXHIBIT q(2)

                        REVISED DESCRIPTION OF ISSUANCE,
                  TRANSFER AND REDEMPTION PROCEDURES (MAY 2004)
                    FOR INDIVIDUAL FLEXIBLE PREMIUM VARIABLE
                             LIFE INSURANCE POLICIES
                                    ISSUED BY
                    FARMERS NEW WORLD LIFE INSURANCE COMPANY

         This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii), that will be followed by Farmers New World Life Insurance Company (the "Company" or "Farmers") in connection with the issuance of its individual flexible premium variable life insurance policy ("Policy" or "Policies") and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Policy ("owners") of their interests in those Policies. Terms used herein have the same definition as in the prospectus for the Policy that is included in the current registration statement on Form N-6 for the Policy (File No. 333-100287) as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES AND ACCEPTANCE OF PREMIUMS

         A.       OFFER OF THE POLICIES, APPLICATION, INITIAL PREMIUM, AND
                  ISSUANCE

                  Offer of the Policies. The Policies are offered and issued pursuant to underwriting standards in accordance with state insurance laws. The initial premium for the Policies is not the same for all owners with the same principal sum. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays an initial premium commensurate with the insured's mortality risk as actuarially determined utilizing factors such as age, gender, and premium class of the insured. Uniform premiums for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform premium for all insureds, there is a uniform premium for all insureds of the same premium class, age, and gender and same principal sum.

                  Application. Persons wishing to purchase a Policy must complete an application and submit it to the Company through any licensed Farmers life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Policy. The application must specify the name of the insured(s) and provide certain required information about the insured(s). The application generally must be accompanied by an initial premium, designate premium allocation percentages, principal sum, and name the beneficiary. The minimum initial premium depends on a number of factors including the age, sex, and premium class of the proposed insured and the principal sum. The Company determines the minimum principal sum for a Policy based on the attained age of the insured when the Policy is issued. The minimum principal sum for the preferred premium class is $100,000, and $50,000 for all others. The maximum issue age for insureds is age 75.

                  Receipt of Application and Underwriting. Upon receipt of the initial premium and a completed application in good order from an applicant, the Company will follow its established insurance underwriting procedures for life insurance designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed insured before a determination can be made.

                  The underwriting process determines the premium class to which the insured is assigned if the application is accepted. The Company currently places insureds in several premium classes, based on the Company's underwriting, including standard, preferred, nicotine, and non-nicotine. This original premium class applies to the initial principal sum.

                  The Company reserves the right to reject an application for any reason not prohibited by law. If an application is declined or cancelled for any reason, the full amount paid with the application will be refunded without interest.

                  During the underwriting process, the Company places premiums received into a non-interest bearing suspense account for up to 90 days. If after 90 days the Policy is not issued, the Company will generally refund premiums. Under special circumstances the Company may hold the premium in the suspense account for a maximum of 120 days.

                  Issuance of Policy. Generally, when the underwriting process has been completed, the original application as applied for has been approved, and an initial premium of sufficient amount has been received, the Policy is issued. This is the issue date.

                  The issue date is the date when our underwriting process is complete, full life insurance coverage goes into effect, the Company issues the Policy, and the Company begins to deduct the monthly insurance charges. The issue date is shown on the specifications page of the Policy. It is also the date when the Company will allocate the initial premium to the fixed account. The Company measures Policy months, years, and anniversaries from the issue date.

                  If the Policy is issued other than as applied for, full insurance coverage will take effect either upon the completion of the underwriting process and owner payment for and acceptance of the Policy, or on the issue date, whichever is later. The issue date will be printed in the Policy and may be several days later than when the Policy is delivered to the owner. Full insurance coverage will not begin before the issue date printed in the Policy.

                  Initial Premium and Temporary Insurance Coverage. An applicant must generally pay an initial premium with the application. If the insured meets the Company's eligibility requirements for temporary insurance coverage, then the Company will provide him or her with temporary insurance coverage. Temporary insurance coverage is $50,000. Temporary insurance coverage continues until the application is approved, declined or cancelled, or other conditions specified in the prospectus are met.

                  Backdating. The Company may sometimes backdate a Policy, if the owner requests, by assigning an issue date earlier than the record date so that the owner can obtain lower cost of insurance rates, based on a younger insurance age. The Company will not backdate a Policy earlier than the date the application is signed. For a backdated Policy, monthly deductions including cost of insurance charges and underwriting and sales charges will begin on the backdated issue date. The owner will therefore incur charges for the period between the issue date and the record date as though full insurance coverage is in effect during this period, even though full coverage does not in fact begin until the record date (or a few days prior to the record date in some cases).

         B.       ADDITIONAL PREMIUMS

                  1. Additional Premiums Permitted. Additional premiums may be paid in any amount, and at any time, subject to the following limits:

                           -   A premium must be at least $25.

                           - Total premiums paid in a Policy year may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code.

                           - A premium cannot increase the death benefit by more than the amount of the premium.

                           - Additional premiums may not be paid after the insured reaches attained age 100.

                           An owner may pay premiums by any method the Company deems acceptable. The Company will treat any payment made as a premium payment unless it is clearly marked as a loan repayment.

                           Electronic Payments or Billing. An owner may authorize electronic payment of premiums from his or her bank account, or may ask to be billed for payments. In such circumstances, the total amount of premiums being debited or billed must be at least $300 per year. An owner may be billed or make electronic payments on an annual, semi-annual, quarterly, or monthly basis.

                  2. Planned Premiums. An owner may determine a planned premium schedule that allows him or her to pay level premiums at fixed intervals over a specified period of time. An owner is not required to pay premiums according to this schedule. The owner may change the planned premium frequency, amount and time period over which the owner makes planned premiums by providing a written notice. Any such change must comply with the premium limits for additional premiums discussed above. The Company has the right to limit the amount of any increase in planned premiums. A Policy may lapse if investment experience is poor, even if planned premium payments are made on schedule.

                  3. Tax Code Processing. If the Company receives any premium payment that it anticipates will cause a Policy to become a modified endowment contract ("MEC") or will cause a Policy to lose its status as life insurance under Section 7702 of the Tax Code, the Company will not accept the EXCESS PORTION of that premium and will immediately notify the owner and give an explanation of the issue. The Company will refund the EXCESS premium no later than 2 weeks after receipt of the premium at the Service Center (the "refund date"), except in the following circumstances:

                           - the tax problem resolves itself prior to the refund date; or

                           - the tax problem relates to a MEC and the Company receives a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issue involved.

                           In the above cases, the Company will treat the excess premium as having been received on the date the tax problem resolves itself or the date the Company receives the signed acknowledgment at the Service Center. The Company will then process the excess premium accordingly. If the Company refunds an excess premium that would have caused a Policy to lose its status as life insurance, additional premium payments may not be made until they are allowed by the maximum premium limitations.

         C.       CREDITING PREMIUMS

                  Initial Premium. The initial premium will be credited to the Policy on the issue date. Once the Company determines that the insured(s) meets its underwriting requirements and the underwriting process is complete, full insurance coverage begins, the Company issues the Policy, and begins to deduct monthly insurance charges from the premium. On the issue date, the Company will allocate the initial premium to the fixed account.

                  On any day that the Company credits premiums or transfers cash value to a subaccount, the Company will convert the dollar amount of the premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of that business day. The Company will credit amounts to the subaccounts only on a business day, that is, on a date the New York Stock Exchange is open for regular trading (except when a subaccount's corresponding portfolio does not value its shares).

                  The Company will allocate the initial premium, times the percent of premium factor, minus the monthly deduction(s) on the issue date to the fixed account. The Company will also allocate any premiums it receives from the issue date to the reallocation date (the record date, plus the number of days in an owner's state's right to examine period, plus 10 days) to the fixed account. While held in the fixed account, the premium(s) will earn interest at the current rates for the fixed account. The premium(s) will remain in the fixed account for the number of days in the applicable state's free look period plus 10 days.

                  On the reallocation date, the Company will reallocate all premium(s) (at the unit value next determined) from the fixed account to the subaccounts and fixed account options the owner selected on the application, in accordance with the allocation percentages provided in the application.

         D.       PREMIUMS DURING A GRACE PERIOD AND PREMIUMS UPON REINSTATEMENT

                  If the surrender value is zero, and cumulative premiums paid (less withdrawals) are less then the cumulative minimum premiums required under the Policy, or if the cumulative premiums paid (less withdrawals) are greater than the cumulative minimum premiums but the Contract value (minus outstanding loans and interest owed) is less than the amount needed to pay the monthly deduction due, the Policy will be in default and a grace period will begin.

                  If the Policy enters into a 61-day grace period, we mail the notice, at least 31-days prior to the end of the grace period, stating the amount required to be paid and the final date by which the Company must receive the payment. The notice will be sent to the owner's last known address and to any assignee of record. The Policy does not lapse, and the insurance coverage continues, until the expiration of this grace period.

                  If the grace period ends before sufficient payment is received, all coverage under the Policy will terminate without value. The owner may reinstate the Policy within three years of entering a grace period that ends with subsequent termination of coverage. Reinstatement is not allowed if the Policy was surrendered for its surrender value.

                  Automatic Reinstatement Period. If you pay sufficient premium during the Automatic Reinstatement Period, the Company may automatically reinstate a Policy without requiring additional underwriting and proof of insurability. The Automatic Reinstatement Period lasts for a short period of time after the end of the grace period. The Company does not guarantee that we will allow a period of Automatic Reinstatement.

                  After the Automatic Reinstatement Period. If the Automatic Reinstatement Period has ended, the owner must do the following to reinstate the Policy:

                  -    complete a reinstatement application;

                  - pay the unpaid monthly deductions due during the last expired grace period; and

                  - pay a premium sufficient to keep the Policy in force for three months after the date of reinstatement.

                  The owner must also provide evidence of insurability if any of the following are applicable:

                  -    the Policy lapsed more than a year ago;

                  -    the Policy is rated;

                  -    the Policy's face amount is over $500,000;

                  - the insured has gained or lost a significant amount of weight since the owner's initial application;

                  - there has been a significant change in the insured's medical condition since the owner's initial application;

                  - the insured is employed in an occupation the Company considers hazardous; or

                  - the insured participates in activities the Company considers hazardous.

                  The Company will reinstate any indebtedness that existed on a Policy at the date of termination, plus additional loan interest that accrues to the date of reinstatement.

                  On the reinstatement date, the Contract Value equals:

                  -    premiums paid at reinstatement; times

                  -    the percent of premium factor; minus

                  - all unpaid monthly deductions due during the last expired grace period; minus

                  - the additional monthly deduction due at the time of reinstatement; minus

                  - any uncollected underwriting and sales charges that would have fallen due between the your Policy termination date and the reinstatement date (even if there is a gap in coverage); plus

                  - the amount of any loans that existed when the Policy terminated (including loan interest calculated at an annual rate of 2.75% to the date of termination); plus

                  - loan interest calculated at an annual rate of 2.50% from the termination date to the reinstatement date.

                  The surrender charges will still apply and will be calculated based on the original issue date of the Policy and the dates of any increases in the principal sum. The reinstatement date for the Policy will be the monthly due date on or following the date the Company approves the application for reinstatement. In most states, the Company will apply the suicide and incontestability provisions from the reinstatement date except that the suicide provision will not apply after age 100.

                  The Company will not consider a request for reinstatement unless the owner has paid sufficient premiums and provided the requested evidence of insurability. Until the Company has received all required premiums and evidence of insurability, the premiums will be held in the Company's Reinstatement Suspense Account. If the reinstatement premiums have been in the Company's Retirement Suspense Account for more than 60 days, the Company will send a notice to the owner's address of record as a reminder that the Policy will remain lapsed until the required items have been sent and the Company approves the application. After the reinstatement premiums has been held in the Company's Reinstatement Suspense Account for 90 days, the Company will return the reinstatement premiums to the owner and the owner will be required to re-apply for reinstatement of your Policy.

                  The Company may decline a request for reinstatement. The Company will not reinstate a Policy that has been surrendered for the Surrender Value.

         E. ALLOCATIONS OF INITIAL PREMIUM AMONG THE SUBACCOUNTS AND THE FIXED ACCOUNT OPTIONS

                  The Variable Account. An owner may allocate premiums to one or more of the subaccounts of Farmers Variable Life Separate Account A (the "variable account"). The variable account currently consists of 17 subaccounts, the assets of which are used to purchase shares of one of the corresponding investment portfolios of the Scudder Investments VIT Funds and all the portfolios of the WM Variable Trust ("funds"). Each fund is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Additional subaccounts may be added from time to time to invest in other portfolios of the funds or any other investment company.

                  When an owner allocates an amount to a subaccount (either by premium allocation, transfer of Contract value or repayment of a Policy loan), the Policy is credited with accumulation units in that subaccount. The number of accumulation units is determined by dividing the dollar amount allocated, transferred or repaid to the subaccount by the subaccount's accumulation unit value at the end of the valuation period when the allocation, transfer or repayment is effected. A subaccount's accumulation unit value is determined for each business day by multiplying the accumulation unit value for a subaccount for the prior business day by the net investment factor for the subaccount for the current business day. The accumulation unit value for each subaccount was arbitrarily set at an initial value at the time the subaccount commenced operations. The net investment factor is an index used to measure the investment performance of a subaccount from one valuation period to the next and to deduct certain charges.

                  The Fixed Account Options. Owners also may allocate premiums to the fixed account option, which guarantees principal accumulating at a specified rate of interest that will be reduced by deductions for fees or expenses.

                  Money allocated or transferred to the fixed account option will earn interest at least at a guaranteed minimum rate of 2.5%. The Company may use rates that are higher than the guaranteed minimum rate.

                  Allocations Among the Variable Account and the Fixed Account Options. Premiums are allocated to the subaccounts and the fixed account options in accordance with the following procedures:

                  General. In the application for the Policy, the owner will specify the percentage of premium to be allocated to each subaccount of the variable account and/or the fixed account. The percentage of each premium that may be allocated to any subaccount or the fixed account must be a whole number, and the sum of the allocation percentages must be 100%. An owner must allocate at least 1% of each premium in any subaccount or the fixed account selected.

                  Allocation percentages may be changed at any time by the owner submitting a written notice (or any other notice the company deems satisfactory) to the Company's office.

                  Allocation to the Fixed Account. On the issue date, the Company will allocate the initial premium received to the fixed account until the reallocation date. If the owner makes their first premium payment upon delivery of the Policy, the Company will allocate the premium payment to the fixed account on the date it is received at the Service Center. While held in the fixed account, the premium will earn interest at the current rates for the fixed account. The premium will remain in the fixed account for the number of days in the applicable state's free look period, plus 10 days. This is the reallocation date. On the reallocation date, the Contract value will be reallocated to the subaccounts and fixed account options selected by the owner on the application.

                  Allocation After the Reallocation Date. Additional premiums received after the reallocation date will be credited to the Policy and allocated to the subaccounts or fixed account in accordance with the allocation percentages in effect on the business day that the premium is received at the Service Center. Allocation percentages can be changed at any time.

         F.       LOAN REPAYMENTS AND INTEREST PAYMENTS

                  Repaying the Loan Amount. The owner may repay all or part of the loan amount at any time. The loan amount is equal to the sum of all outstanding Policy loans including both principal and any accrued interest. Loan repayments must be sent to the Company's Service Center and will be credited as of the date received. Loan repayments must be at least $25. Loan repayments must be clearly marked as such, or they will be applied as premiums. If the death benefit becomes payable while a Policy loan is outstanding, the loan amount will be deducted in calculating the death benefit.

                  Allocation for Repayment of Policy Loans. On the date the Company receives a repayment of all or part of a loan, the Company will compare the amount of the outstanding loan to the amount in the loan account after the repayment is applied to reduce the loan. Any excess of the loan account over the outstanding loan amount will be transferred from the loan account and allocated to the subaccounts and the fixed account in the same manner as current premiums are allocated, or as directed by the owner.

                  Interest on Loan Account. The amount in the loan account will be credited with interest at a guaranteed minimum rate of 2.75%, compounded annually.

II.      TRANSFERS

         A.       TRANSFERS AMONG THE SUBACCOUNTS AND THE FIXED ACCOUNT

                  The owner may transfer cash value between and among the subaccounts of the separate account and, subject to certain special rules, to and from the fixed account.

                  In any Policy year, the owner may make an unlimited number of transfers (subject to Farmers' market timing policies and procedures); however, the Company imposes an excess transfer charge of $25 for each transfer in excess of 12 during any Policy year. For purposes of the transfer charge, each written or telephone request is considered to be a single transfer regardless of the number of subaccounts affected by the transfer. Any unused "free" transfers do not carry over to the next year.

                  The minimum amount that may be transferred from each subaccount is the lesser of $250 or the total value in the subaccount on that date. A transfer request that would reduce the amount in a subaccount below $250 will be treated as a transfer request for the entire amount in that subaccount.

                  Only one transfer from the fixed account may be made in a Policy year. The maximum transfer amount from the fixed account to the subaccounts in any

                  Policy year is the greater of 25% of the value in the fixed account, or the entire value in the fixed account, if the balance in the fixed account would be less than $250 after transfer of 25%.

                  The Policy, as applied for and issued, will automatically receive telephone transfer privileges unless the owner provides other instructions.

                  The Company reserves the right to modify, restrict, suspend, or eliminate the transfer privileges (including telephone transfer privileges) at any time and for any reason. The Company may defer any transfer from the fixed account for up to six months, or the period allowed by law, if less.

                  The owner may participate in a dollar cost averaging ("DCA") program, whereby the owner can systematically transfer for a specified duration (on a monthly basis) a set dollar amount from the fixed account to one or more of the 17 subaccounts. The owner can specify a maximum of 8 subaccounts to accept the transfers. DCA transfers must be at least $100.

         B.       TRANSFER ERRORS

                  In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts transferred among the subaccounts and the fixed account, except for de minimus amounts. The Company will correct non-de minimus errors it makes and will assume any risk associated with the error. Owners will not be penalized in any way for errors made by the Company. The Company will retain any gain resulting from the error.

III.     "REDEMPTION" PROCEDURES

         A.       "FREE-LOOK" RIGHTS

                  The Policy provides for an initial free-look right during which an owner may cancel the Policy by returning it to the Company before the end of 10 days after the Policy is delivered. The free-look period may be longer in some states. Upon returning the Policy to the Company, the Policy will be deemed void from the beginning. Within seven calendar days after the Company's office receives the cancellation request and Policy, the Company will pay a refund. The refund will be equal to the greater of:

                  - Contract value at the end of the valuation date on which the Company receives the returned Policy at its home office; or

                  -    the sum of all premiums paid for the Policy.

         B.       SURRENDERS

                  Requests for Surrender Value. The owner may surrender the Policy at any time for its surrender value. The insured must be alive, and the Policy must be in force at the time the written request is made. The surrender value on any business day equals the Contract value, minus any applicable surrender charge, minus any applicable loan amount, and minus any interest owed on the Policy Loans. The Company will determine the surrender value at the end of the business day the Company's Service Center receives all required documents, including a satisfactory written request signed by the owner. The Company will cancel the Policy as of the date the written request is received at the Company's Service Center. The Company will ordinarily pay the surrender value in a lump sum within seven days following receipt of the written request and all other required documents. An owner may request other arrangements for payment. The Company has the right to defer payment for up to six months or the period allowed by law, whichever is less. The Policy cannot be reinstated after it is surrendered.

                  Surrender of Policy -- Surrender Charge. If the Policy is surrendered during the first five Policy years or within five years after any increase in principal sum, the Company will deduct a surrender charge from Contract value and pay the remaining Contract value (less any outstanding loan amounts and interest owed) to the owner. The surrender charge is equal to the sum of all the underwriting and sales charges that remain on the Policy, assuming the Policy stayed in force until the maturity date.

                  The Underwriting and Sales Charge is calculated by:

                  1. Find the appropriate annualized underwriting and sales charge per $1,000 for the insured's issue age in the following table; then

                  2. Multiply this charge per $1,000 by the original principal sum; then

                  3.   Divide the result by 1,000; then

                  4.   Divide the result by 12.

            UNDERWRITING AND SALES CHARGE PER $1,000 OF PRINCIPAL SUM

  Issue Age, or
 Attained Age at    Annualized
 Which Principal    Charge per
Sum is Increased     $1,000
----------------    ----------
       21              2.88
       22              2.88
       23              2.88
       24              2.88
       25              2.88
       26              2.88
       27              2.88
       28              2.88
       29              2.88
       30              2.88
       31              2.98
       32              3.07
       33              3.17
       34              3.26
       35              3.36

  Issue Age, or
 Attained Age at    Annualized
 Which Principal    Charge per
Sum is Increased     $1,000
----------------    ----------
       36              3.67
       37              3.98
       38              4.30
       39              4.61
       40              4.92
       41              5.02
       42              5.11
       43              5.21
       44              5.30
       45              5.40
       46              5.83
       47              6.26
       48              6.55
       49              6.75
       50              6.95
       51              7.17
       52              7.40
       53              7.64
       54              7.89
       55              8.16
       56              8.45
       57              8.75
       58              9.08
       59              9.43
       60              9.80
       61             10.20
  62 and older        10.51

         C.       PARTIAL WITHDRAWALS

                  When Withdrawals are Permitted. After the first Policy year, the owner may withdraw a portion of the Contract value, subject to the following conditions:

                  - The owner must make a partial withdrawal request in writing.

                  - The partial withdrawal request must contain the owner's signature.

                  - The owner should send the written request to the Service Center.

                  - Only one partial withdrawal is allowed during a calendar quarter.

                  -    The owner must request at least $500.

                  - The owner cannot withdraw more than 75% of the surrender value without surrendering the Policy.

                  - The owner can specify the subaccount(s) and the fixed account from which the withdrawal will be taken; otherwise, the Company will deduct the amount from the subaccounts and the fixed account on a pro rata basis.

                  - The Company will process the withdrawal at the unit values next determined after the request is received.

                  - The Company generally will pay a partial withdrawal request within seven calendar days following the business day on which the withdrawal request is received. However, the Company has the right to defer payment from the fixed account for up to six months or the period allowed by law, whichever is less.

                  - The Company deducts a processing fee (on a pro rata basis) equal to the greater of $25 or 2% of the amount withdrawn from the Contract value for each partial withdrawal.

                  The Company may delay making a payment if: (1) the disposal or valuation of the separate account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or
                  (2) the

                  SEC by order permits postponement of payment to protect the owners. The Company also may defer making payments attributable to a check that has not cleared.

                  Effect of Withdrawal on Death Benefit. A partial withdrawal will reduce the Contract value by the amount of the partial withdrawal and the processing fee. If the owner has chosen the level death benefit (Option B), a partial withdrawal will reduce the principal sum by an amount equal to the amount of the partial withdrawal (but not by the processing fee). The Company will not allow any withdrawal to reduce the principle sum below the minimum set forth in the Policy.

         D.       LAPSES

                  If a sufficient premium has not been received by the 61st day after a grace period notice is sent, the Policy will lapse without value and no amount will be payable to the owner.

         E.       MONTHLY DEDUCTION

                  On the issue date and on each monthly due date, redemptions in the form of deductions will be made from Contract value for the monthly deduction, which is a charge compensating the Company for the services and benefits provided, costs and expenses incurred, and risks assumed by the Company in connection with the Policy. The monthly deduction consists of five components: (a) the cost of insurance charge; (b) a monthly administration charge; (c) the monthly underwriting and sales charge; (d) any charges for additional benefits added by riders to the Policy; and (e) the extra monthly charge for policies in a special premium class, if any.

                  The Monthly Deduction. A monthly deduction will be deducted from each subaccount and the fixed account on the issue date and on each monthly due date. The Company will take the monthly deduction on a pro-rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the sum of the value in the fixed account and all subaccounts on the monthly due date).

                  The monthly deduction is equal to:

                  -    the cost of insurance charge for the Policy; PLUS

                  -    the charges for any riders; PLUS

                  -    the monthly administration charge; PLUS

                  -    the monthly underwriting and sales charge; PLUS

                  -    the extra charges for a special premium class, if any.

                  Cost of Insurance Charge. The Company deducts a cost of insurance charge. The cost of insurance charges are calculated monthly, and depend on a number of variables, including the issue age, gender and premium class of the insured, the number of months since the issue date, and Contract value. The charge varies from Policy to Policy and from monthly due date to monthly due date. The cost of insurance charge is equal to the cost of insurance rate at the insured's attained age, times the number of thousands of Risk Insurance Amount.

                  The Risk Insurance Amount is:

                  1.   The current death benefit; MINUS

                  2. The Contract value at the end of the business day preceding the monthly due date; PLUS

                  3. The monthly administrative charge for the month that begins on the monthly due date; PLUS

                  4.   The monthly underwriting and sales charge; PLUS

                  5. Any charges for riders for the month that begins on the monthly due date.

                  The Risk Insurance Amount may increase, or decrease, depending on investment experience, the payment of additional premiums, Policy riders, and the application of the death benefit percentage formula. Therefore, the cost of insurance charges can increase or decrease over time.

                  The cost of insurance rates are higher for Policies having a principal sum less than $100,000. If the principal sum falls below $100,000 at any time, these higher rates will apply.

                  Monthly Administration Charge. The monthly Administration charge is currently equal to $7, and is guaranteed never to be higher than $10.

                  Monthly Underwriting and Sales Charge. The Company deducts the monthly Underwriting and Sales Charge each month during the first 60 months after the issue date and for an additional 60 months each time the owner chooses to increase the principal sum after the issue date. This charge compensates us for a portion of the expenses of selling, underwriting and issuing the Policy. The rate for this charge depends upon the insured's age at issue or at the time of any increase in principal sum. The charge is calculated by multiplying the rate for this charge by the amount of principal sum issued or by the amount by which the principal sum is increased above the principal sum immediately prior to the current increase. If the owner chooses to increase the principal sum, the Underwriting and Sales Charge will be assessed only on the amount of the increase in the principal sum, using the charge applicable to the insured's issue age. The Underwriting and Sales Charge is not imposed on any increases in principal sum that are due to a change in death benefit option. This charge will not be reduced as a result of a reduction in the principal sum.

                  Extra Monthly Charge for Policies in a Special Premium Class. The Company may deduct a flat extra monthly charge if the insured is in a special premium class. This charge compensates us for the additional costs associated with the special premium class.

         F.       DEATH BENEFITS

                  Payment of Death Benefit Proceeds. As long as the Policy remains in force, the Company will pay the death benefit proceeds to the beneficiary or contingent beneficiary upon receipt at the Company's office of due proof of the insured's death. If there is no beneficiary or contingent beneficiary living, the Company will pay the death benefit proceeds to the owner or to the owner's estate. The Company will pay the death benefit proceeds under a payment option or into an interest-bearing draft account opened in the beneficiary's name. The beneficiary can withdraw all or a portion of the proceeds at any time. The Company fully guarantees all amounts held in the draft account.

                  The Death Benefit Proceeds. The death benefit proceeds will equal:

                  -    the death benefit; MINUS

                  -    any past due monthly deductions; MINUS

                  -    any outstanding Policy loan on the date of death; MINUS

                  -    any interest owed on the Policy loan(s); PLUS

                  - any additional benefits payable under the terms of any riders attached to the Policy.

                  If all or part of the death benefit proceeds are paid in one sum, the Company will pay interest on this sum as required by applicable state law from the date we receive due proof of the insured's death to the date the Company makes payment.

                  The Death Benefit. Through attained age 99, the owner may choose between two death benefit options on his or her application. For attained ages after age 99, the death benefit equals the Contract value. The owner may change the death benefit option at any time.

                  Option A. Option A is a variable death benefit. It is equal to the greater of:

                  - the principal sum PLUS the Contract value (determined as of the end of the Valuation Period during which the insured dies); or

                  - the death benefit required by the Tax Code (Contract value on the date of death multiplied by the applicable death benefit percentage).

                  Option B. Option B is a level death benefit. It is equal to the greater of:

                  -    the principal sum on the date of death; or

                  - the death benefit required by the Tax Code (Contract value on the date of death multiplied by the applicable death benefit percentage).

         G.       POLICY LOANS

                  Policy Loans. The owner may obtain a Policy loan from the Company at any time by submitting a written, request to the Service Center. The maximum loan amount is the surrender value minus loan interest the owner would have to pay to the next Policy anniversary date. Policy loans will be processed as of the business day the request is received and loan proceeds generally will be sent to the owner within seven days thereafter. However, the Company has the right to defer payment of the loan proceeds from the fixed account for up to 6 months, or the period allowed by law, if less.

                  Collateral for Policy Loans. When a Policy loan is made, an amount equal to the loan proceeds is transferred from the Contract value in the subaccounts or fixed account to the loan account. The loan account is part of the Company's general account. This withdrawal is made based on the owner's premium allocation instructions in the loan application. If allocation instructions are not specified in the owner's loan application, the loan will be withdrawn from the subaccounts and the fixed account on a pro rata basis.

                  Interest on Policy Loans. The Company charges interest daily on any outstanding Policy. The loan interest rate is 2.75%, compounded annually. The Company may change the interest rate, but it will never exceed the maximum rate. Interest is due and payable at the end of each Policy year or, if earlier, on the date of any Policy loan increase or repayment. On each Policy anniversary, any unpaid amount of loan interest accrued since the last Policy anniversary becomes part of the outstanding loan and accrues interest. An amount equal to the excess of the outstanding loan over the balance of the loan account is then transferred to the loan account from each subaccount and the fixed account on a pro rata basis.

                  Effect on Death Benefit. If the death benefit becomes payable while a Policy loan is outstanding, the outstanding loan amount will be deducted from the death benefit.

         H.       LUMP SUM PAYMENTS BY THE COMPANY

                  Lump sum payments of withdrawals, surrenders or death benefits from the subaccounts will be ordinarily made within seven days of the business day on which the Company receives the request and all required documentation at the Company's office. The Company may postpone the processing of any such transactions for any of the following reasons:

                  1. If the disposal or valuation of the separate account's assets is not reasonably practicable because the New York Stock Exchange ("NYSE") is closed for trading other than for customary holiday or the weekend closings, or trading on the NYSE is otherwise restricted, or an emergency exists, as determined by the Securities and Exchange Commission ("SEC").

                  2. When the SEC by order permits a delay for the protection of owners.

                  3. If the payment is attributable to a check that has not cleared.

                  For any surrender, partial surrender, loan or transfer from the fixed account, the Company may defer payment for up to 6 months, or the period allowed by law, if less.

         I.       REDEMPTION ERRORS

                  In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts redeemed from the subaccounts and the fixed account, except for de minimus amounts.

         J.       MISSTATEMENT OF AGE OR SEX

                  If the insured's age or gender has been misstated in the application or any other supplemental application, then the death benefit under the Policy will be adjusted based on what would have been payable at the correct age and gender based on the most recent cost of insurance deduction.

         K.       INCONTESTABILITY

                  The Policy limits the Company's right to contest the Policy as issued or as increased, except for reasons of material misstatements contained in the application, after it has been in force during the insured's lifetime for a minimum period, generally for two years from the Policy date or effective date of a reinstatement.

         L.       LIMITED DEATH BENEFIT

                  The Policy limits the death benefit if the insured dies by suicide generally within two years after the Policy date (or reinstatement date, if not prohibited by state law). If the insured commits suicide before age 100, while sane or insane, within two years of the issue date or the date of reinstatement, the Policy will terminate and the Company's liability is limited to an amount equal to the premiums paid, LESS any loans and any interest on the loans, and LESS any partial withdrawal amounts (not including processing fees) previously paid. A new two-year period will apply from the effective date of any reinstatement and to each increase in principal sum starting on the effective date of each increase. During this two-year period, the death benefit proceeds paid that are associated with an increase in principal sum will be limited to the monthly cost of insurance charges for the increase.

                                      -18-